EXHIBIT 99.1

PRECISION DRILLING ANNOUNCES COVID-19 RESPONSE, REDUCTIONS IN CAPITAL EXPENDITURE PLAN AND FIXED COSTS, AND UPDATES ITS LIQUIDITY POSITION AND STRATEGIC PRIORITIES

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, March 24, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) provides a  series of announcements in response to the COVID-19 pandemic and current market conditions. These include: 1) risk mitigation and employee health plan; 2) changes to 2020 capital expenditure plan; 3) reductions to fixed costs; 4) liquidity update; and 5) updated strategic priorities.

COVID-19 Transmission Risk Mitigation and Employee Health

Precision considers the health, welfare and safety of our employees and the communities where we operate as a foundation of our business. Beginning in February, Precision implemented a comprehensive global pandemic response plan to ensure the wellbeing of our employees and our communities, while continuing to deliver our customary industry leading High Performance, High Value services to our customers.

Our response plan includes:

  Providing all employees access to clear and consistent communications, a Crisis Management Response Plan and a Crisis Management Website
  Implementing prescriptive personal hygiene, distancing and self-quarantine standards along with work area disinfecting requirements based on CDC and WHO standards
  Implementing employee health support and revised leave plans to assist employees who may be at risk
  Banning non-essential travel globally
  Strongly encouraging staff to work remotely
  Ensuring that all employees are fit-for-duty on a regular basis by checking for health and wellness and prior social contacts
  Implementing standards for interacting with third party contractors and visitors to minimize risk of exposure
  Establishing Operational Recovery and Disinfecting Plans for rigs and facilities in case of an infectious virus contamination event

Precision’s operations and supply chain functions have experienced minimal disruptions and we do not anticipate any supply chain impacts for the foreseeable future. The Company will continue to monitor the situation and will adjust business and safety management procedures if conditions change. We remain firmly committed to providing support to our people and operations as the Company continues to meet the needs of our customers.

Capital Expenditure Plan Reduction

In response to the expected reduction in demand as customers reduce spending due to lower than anticipated commodity prices, Precision is reducing its 2020 capital expenditure plan to $48 million, down approximately 50% from its previously set plan of $95 million. Further adjustments may be considered depending on activity levels realized as the year progresses.

Fixed Cost Reductions

Precision is taking measures to enhance free cash flow by reducing fixed operating overhead and G&A costs throughout the organization, including:

  CEO salary reduction of 20%
  Board of Director compensation reductions of 20%
  Executive officer salary reductions of 10%
  Staff headcount and salary reductions
  Elimination of all non-essential travel, entertaining and other discretionary spending

We expect these fixed cost reduction measures will reduce annualized fixed costs by over 30%, including up to a $30 million reduction in G&A expense.

Liquidity Update

Preserving Precision’s strong liquidity profile will remain a key financial priority in 2020. At 2019 year-end, Precision reported a cash balance of $75 million and the completion of a one-year extension of its US$500 million revolving credit facility, maturing November 2023. Excluding letters of credit, the Company’s revolving credit facility remains undrawn, and with the year-end cash balance, Precision reported access to over $700 million in liquidity.

In addition, the Company has materially reduced share repurchase activity under its Normal Course Issuer Bid program to maintain liquidity.

During the second quarter of this year, Precision is estimating receipt of an additional $80 million to $100 million of cash from released working capital as a result of seasonal and commodity price driven activity declines in North America. The Company remains well in line with its covenants and will continue to ensure full access to its credit facility.

Strategic Priorities

Considering the new macro environment with highly volatile commodity prices, Precision reaffirms its strategic priorities for 2020:

  Generate strong free cash flow and utilize $100 million to $150 million to reduce debt in 2020.

  Precision reaffirms its 2020 debt reduction targeted range. As a component of this priority, in the near term, the Company will focus on maximizing free cash flow by reducing capital spending by 50% and fixed costs by over 30%. As of today, the Company has redeemed $41 million of its debt in 2020 and will continue prioritizing its 2021 senior notes during the year.

  Demonstrate operational excellence in all aspects of our business including operational, financial and ESG (environmental, social and governance) metrics.

  Precision believes its comprehensive actions to mitigate the health risks to our employees and our communities while supporting and sustaining our business operations is in full alignment with our operational excellence strategic priority.

  Leverage our Alpha technology platform as a competitive differentiator and source of financial returns for Precision.

  Precision will continue to focus on optimization and customer interface with our technology offerings during 2020. We will continue to pursue further customer traction with our AlphaAutomation and AlphaApps; however, will temporarily scale back our previously disclosed plans to roll out an additional 24 AlphaAutomation systems during the year.

Regarding the above announcements, Precision’s CEO, Kevin Neveu stated: “Precision extends our thoughts to those affected by the COVID-19 pandemic and we remain committed to doing our part to minimize the spread of this very serious virus. Our top priority is the well-being of our people and local communities and we have taken comprehensive proactive measures to make sure that their health and safety is not compromised while we continue to provide our High Performance, High Value service to our customers.”

“Financially, the progress we have achieved over the last three years to generate free cash flow, prioritize aggressive debt reduction, manage debt maturities and preserve cash liquidity through stringent cost management and responsible capital deployment, leaves Precision well positioned to navigate this challenging environment. Our reaffirmed debt reduction targets demonstrate the financial flexibility of the company and we will continue to ensure that our liquidity needs are not compromised. With future drilling activity levels uncertain, the capital spending and fixed cost reductions announced today will continue to support Precision’s strong free cash flow capability and financial flexibility.  We remain actively engaged in managing the business accordingly and will continue to heavily scrutinize all expenditures to further protect the interests of our stakeholders.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to the following:

  our planned capital expenditures for 2020;

  anticipated positive cash flows and fixed cost savings; and

  future debt repayments and liquidity.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of seasonal and weather conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations and Corporate Development
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com